UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2026

Nick Bhargava
Chief Executive Officer of Groundfloor Advisors, LLC
Groundfloor Loans 3 LLC
1201 Peachtree St NE, Suite 1104
400 Colony Square
Atlanta, GA 30361

> **Re: Groundfloor Loans 3 LLC**
> **Offering Statement on Form 1-A**
> **Filed December 23, 2025**
> **File No. 024-12696**

Dear Nick Bhargava:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Benjamin Holt at 202-551-6614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Zachary Fallon